Mail Stop 3561

September 26, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Eric Langan, Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

> **Re: Rick's Cabaret International, Inc.**
> **Form 10-KSB/A for the fiscal year ended September 30, 2005**
> **Filed January 27, 2006**
> **Form 10-QSB for the fiscal quarter ended June 30, 2006**
> **Filed August 11, 2006**
> **File No. 001-13992**

Dear Mr. Langan:

We have reviewed your response letter dated September 15, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2005

Notes to Consolidated Financial Statements, page F-8
Note B. Summary of Significant Accounting Policies, page F-8
Accounts and Notes Receivable, page F-9

1.   We note your response to our prior comment 6 and are not persuaded that you
        will be able to satisfy amounts receivable by offering the shares for repurchase to
        Bluestar or selling the shares in the open market. We note that Bluestar Health
        has no current means of generating revenues due to a natural disaster damaging its
        main facilities. As a result of the substantial losses incurred and lack of capital to
        rebuild the facilities, Bluestar has entered into an agreement to acquire the assets
        of Gold Leaf Homes and Gold Leaf has purchased 73% of the stock of Bluestar.
        Given these changes, the delinquency in Bluestar of its SEC filings and the
        private company status of Gold Leaf, please tell us why you still believe you will
        recover amounts under the Taurus receivable from 2003. Include in your
        response any communications you have had with Gold Leaf concerning your
        outstanding receivable and any further updates on your attempts at collection
        through repurchase by Bluestar or open market sales.

Note D. Goodwill and Intangible Assets, page F-14

2.   We note that the licenses recorded as indefinite lived intangible assets were
        acquired in business combinations. Please tell us the method used to value these
        assets. Furthermore, please provide us with a thorough analysis of your
        conclusion that these licenses are indefinite lived given that you have had other
        licenses that have expired due to the change in regulatory laws and resulting
        litigation. Your response should include any uncertainties regarding continuity of
        revenues dependent on retention of key employees, the "churn" rate of customers,
        and the mobility of customer and employee bases.

Note E. Long-term Debt, page F-16

3.   Please tell us and further explain in your notes when the warrants issued in
        connection with this debt are eligible to be exercised.

Note N. Acquisitions and Dispositions, page F-26

4.   We note your response to prior comments number 10 and 16. Please revise future
        filings to disclose in clear and concise detail your accounting treatment for the
        restricted shares of common stock. Your revised disclosure should include the

> reasons why you believe it is appropriate to account for the restricted shares under EITF Topic D-98. Also, you should discuss your planned accounting treatment (i.e. liability for the shortfall) for your obligation in the event the fair value of the outstanding shares falls below the conversion price for each of the arrangements.

5.   We note your response to prior comment number 10. You indicate that the 180,000 shares of common stock in the amount of $675,000 should have been recorded as temporary equity rather than permanent equity within the financial statements and represents 2.7% of total assets as of September 30, 2005 which you believe is immaterial to the financial statements; however, you do not address the fact that the inclusion of the shares overstates permanent equity by 7%. Please advise or revise as necessary.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Note 10. Acquisitions and Dispositions, page 12

6.   We note from your response to prior comment number 17 that the shares issued in connection with your acquisition of the real property in Houston, Texas should have been valued at $5.40 per share based upon the approximate market price of the asset. In this regard, please tell us why you believe the market price of the real property was more reliably measurable than the fair value of your shares of common stock issued in the exchange. We note that it appears the trading price of shares of your common stock was greater than $5.40 per share. Please revise your disclosures in future filings to disclose the fair value of fixed asset acquired and tell us and also disclose how the fair value of the asset was determined and why you believe it was appropriate.

Other

7.   Given the errors in your asset purchase accounting, lack of recognition of your beneficial conversion feature, omitted disclosures regarding restatement of cash flows, and misclassification of amounts in equity that should be recorded elsewhere, please tell us why you believe your disclosure controls and procedures and internal controls over financial reporting are considered effective.

****

Mr. Eric Langan, CEO
Rick's Cabaret International, Inc.
September 26, 2006
Page 4

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief